SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a – 16 OR 15d – 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File No. 0-53646

Eagleford Energy Inc.
(Registrant’s name)

1 King Street West, Suite 1505
Toronto, Ontario, Canada M5H 1A1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1.           Press Release of Registrant dated September 8, 2010 as filed on SEDAR on September 9, 2010.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 13, 2010	EAGLEFORD ENERGY INC.

	By:	/s/ James Cassina
Name: James Cassina
Title: President

ITEM 1
EAGLEFORD ENERGY INC.

FOR IMMEDIATE RELEASE

Eagleford Energy Closes Zavala County Acquisitions

Toronto, September 8, 2010 – Eagleford Energy Inc. (OTCBB “EFRDF”) (“Eagleford Energy” or the "Company”), announces that on August 31, 2010 it closed the acquisition of  Dyami Energy LLC a Texas limited liability corporation (“Dyami Energy”) with mineral interests in two acreage blocks in Zavala County, Texas (the “Dyami Acquisition”). At closing, Eagleford Energy issued 3,418,467 units of the Company at US$0.90 per unit in exchange for 100% of the issued and outstanding membership interests of Dyami Energy and assumed US$960,000 of Dyami Energy debt by way of a 6% secured promissory note payable. Each unit is comprised of one common share and one-half a purchase warrant. Each full warrant is exercisable into one additional common share at US$1.00 per share on or before August 31, 2014.

In addition, on August 31, 2010 the Company completed its previously announced June 14, 2010 acquisition which had closed in escrow. The Company acquired a 10% working interest before payout and a 7.5% working interest after payout in a mineral lease comprising approximately 2,629 gross acres of land in Zavala County, Texas for consideration of USD $200,000, satisfied by $25,000 paid in cash and a $175,000, 5% secured promissory note (the “Note”). The parties agreed to modify the Note payment due dates as follows: $100,000 of principal together with all accrued interest is due and payable on February 28, 2011 and $75,000 of principal together with all accrued interest is due and payable on August 31, 2011.

Giving effect to the Dyami Acquisition, the Company’s Zavala County, Texas mineral property interests include a 85% working interest before payout (69% working interest after payout) in the Matthews Lease comprising approximately 2,629 gross acres of land and working interests ranging from 90% to 97% in the Murphy Lease comprising approximately 2,637 gross acres (collectively “the Leases”).

The Leases are located in Zavala County which is part of the Maverick Basin of Southwest Texas and downdip from the United States Geological Studies north boundary of the Smackover-Austin-Eagle Ford total petroleum system.

Eric Johnson, VP Operations at Dyami Energy stated, “We are excited by the potential for hydrocarbon production from our existing acreage blocks.  Both leases are in prime areas of the Eagle Ford Shale oil window as indicated by the recent results of Petrohawk’s (Petrohawk Energy Corporation NYSE: HK) announced 355 barrels a day Mustang Ranch “C” #1H well southwest of our Matthews Lease and Chesapeake’s (Chesapeake Energy Corporation NYSE: CHK) recently announced initial production of 930 barrels a day from its Traylor North 1-H well, located southwest of our Murphy Lease. The successes of the majors in neighbouring leases and the blanket nature of the Eagle Ford Shale support our own data and correlative logs indicating we are on track to have our own successes.  We are also looking forward to expanding the play by testing the Edwards formation below the Eagle Ford and analyzing fresh data on a heavy oil field found on our Matthews Lease, where prior engineering studies delineate approximately 150 million barrels of heavy oil in several San Miguel stacked sands.”

There are approximately 29.7 million shares issued and outstanding in the capital of the Company after giving effect to the issuance of shares associated with closing the Dyami Acquisition of which 1.7 million are held in escrow pending confirmation of 100,000 barrels of oil or natural gas equivalent of proven reserves on the Murphy Lease or below the San Miguel formation on the Mathews Lease.

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244

For further information, please contact:

Eagleford Energy Inc.
Investor Relations
Telephone: 877-723-5542
Facsimile: 416 364-8244

About Eagleford Energy Inc.

Eagleford Energy Inc. is a growth orientated oil and gas company with a focus on growing hydrocarbon reserves, cash flow, and net asset value per share through exploration and production of mineral properties in South Texas. The Company is actively pursuing leases and drilling opportunities in Texas and throughout the region with a primary objective of obtaining high-demand Eagle Ford Shale acreage for follow up exploration and production.

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, projections or estimates made by us and our management in connection with our business operations.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244